March 2017

Amendment No. 1 dated April 21, 2017 relating to

Pricing Supplement No. 1,422

Registration Statement Nos. 333-200365; 333-200365-12

Dated March 21, 2017

Filed pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC

INTEREST RATE STRUCTURED PRODUCTS

Fixed to Floating Rate Callable Notes due 2037

Fully and Unconditionally Guaranteed by Morgan Stanley

Leveraged CMS Curve Linked Notes

As further described below, we have the right to redeem the notes, in whole but not in part, on any quarterly redemption date, beginning March 24, 2018, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date. Subject to our quarterly redemption right, interest will accrue and be payable on the notes (i) in year 1: at a rate of 8.00% per annum and (ii) in years 2 to maturity: at a variable rate per annum equal to 8 times the difference, if any, between the 30-Year ICE Swap Rate (“30CMS”) and the 2-Year ICE Swap Rate (“2CMS”), as determined on the CMS reference determination date at the start of the related quarterly interest payment period; subject to the maximum interest rate of 10.00% per annum for each interest payment period during the floating interest rate period and the minimum interest rate of 0.00% per annum. The notes provide an above-market interest rate in year 1; however, for each interest payment period in years 2 to maturity, the notes will not pay any interest with respect to an interest payment period if the CMS reference index level is equal to or less than 0.00% on the related quarterly CMS reference determination date.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

FINAL TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
CMS reference index:	30-Year ICE Swap Rate minus 2-Year ICE Swap Rate, expressed as a percentage. Please see “Additional Provisions—CMS Reference Index” below.
Aggregate principal amount:	$5,000,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	March 21, 2017
Original issue date:	March 24, 2017 (3 business days after the pricing date)
Maturity date:	March 24, 2037
Interest accrual date:	March 24, 2017
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus any accrued and unpaid interest.
Interest:

From and including the original issue date to but excluding March 24, 2018: 8.00% per annum

From and including March 24, 2018 to but excluding the maturity date or any earlier redemption date (the “floating interest rate period”):

For each interest payment period, a variable rate per annum equal to:

leverage factor times the CMS reference index; subject to the minimum interest rate and the maximum interest rate

The CMS reference index level applicable to an interest payment period will be determined on the related CMS reference determination date.

Interest for each interest payment period during the floating interest rate period is subject to the minimum interest rate of 0.00% per annum and the maximum interest rate of 10.00% per annum for such interest payment period. Beginning March 24, 2018, it is possible that you could receive little or no interest on the notes. If, on the related CMS reference determination date, the CMS reference index level is equal to or less than the CMS reference index strike, interest will accrue at a rate of 0.00% for that interest payment period.

Leverage factor:	8
Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:	Each March 24, June 24, September 24 and December 24, beginning June 24, 2017; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Interest reset dates:	Each March 24, June 24, September 24 and December 24, beginning March 24, 2018
CMS reference determination dates:	Two (2) U.S. government securities business days prior to the related interest reset date at the start of the applicable interest payment period.
CMS reference index strike:	0.00%
Maximum interest rate:	10.00% per annum for each interest payment period during the floating interest rate period
Minimum interest rate:	0.00% per annum
Optional early redemption:	Beginning March 24, 2018, we have the right to redeem the notes, at our discretion, in whole but not in part, on any quarterly redemption date at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date. If we decide to redeem the notes, we will give you notice at least 5 business days before the redemption date specified in the notice. No further payments will be made on the redeemed notes once they have been redeemed. See “The Notes.”
Redemption percentage at redemption date:	100% per note redeemed
Redemption dates:	Each March 24, June 24, September 24 and December 24, beginning March 24, 2018.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Terms continued on the following page
Estimated value on the pricing date:	$910.80 per note. See “The Notes” on page 3.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to us(2)
Per note	$1,000	$25	$975
Total	$5,000,000	$125,000	$4,875,000

(1)	Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Wealth Management (an affiliate of the agent) and their financial advisors, of up to $25 per note depending on market conditions. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of Proceeds and Hedging” on page 10.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated February 16, 2016   Prospectus dated February 16, 2016

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Morgan Stanley Finance LLC

Fixed to Floating Rate Callable Notes due 2037

Leveraged CMS Curve Linked Notes

Terms continued from previous page:
Day-count convention:	30/360
Specified currency:	U.S. dollars
CUSIP / ISIN:	61766YBE0 / US61766YBE05
Book-entry or certificated note:	Book-entry
Business day:	New York
Calculation agent:

Morgan Stanley Capital Services LLC.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the trustee and us.

All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest cent, with one-half cent rounded upward.

Because the calculation agent is our affiliate, the economic interests of the calculation agent and its affiliates may be adverse to your interests as an investor in the notes, including with respect to certain determinations and judgments that the calculation agent must make in determining the payment that you will receive on each interest payment date and at maturity or whether a market disruption event has occurred. The calculation agent is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Trustee:	The Bank of New York Mellon
Contact information:	Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or Morgan Stanley’s principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Morgan Stanley Finance LLC

Fixed to Floating Rate Callable Notes due 2037

Leveraged CMS Curve Linked Notes

The Notes

The notes are debt securities of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley.  In year 1, the notes pay interest at a rate of 8.00% per annum. Beginning March 24, 2018, the notes pay interest at a variable rate per annum equal to 8 times the difference, if any, between the 30-Year ICE Swap Rate (“30 CMS”) and the 2-Year ICE Swap Rate (“2CMS”), as determined on the CMS reference determination date at the start of the related quarterly interest payment period; subject to the maximum interest rate of 10.00% per annum for each interest payment period during the floating interest rate period and the minimum interest rate of 0.00% per annum. The notes provide an above-market interest rate in year 1; however, for each interest payment period in years 2 to maturity, the notes will not pay any interest with respect to an interest payment period if the CMS reference index level is equal to or less than 0.00% on the related quarterly CMS reference determination date. Beginning March 24, 2018, we have the right to redeem the notes, at our discretion, in whole but not in part, on any quarterly redemption date at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date. If we decide to redeem the notes, we will give you notice at least 5 business days before the redemption date specified in the notice. On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If such money is so deposited, on and after the redemption date, interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus. All payments on the notes are subject to our credit risk.

The stated principal amount and issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than the issue price. We estimate that the value of each note on the pricing date is $910.80.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the CMS reference index. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the CMS reference index, instruments based on the CMS reference index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the interest rate, the leverage factor, the maximum interest rate applicable to each interest payment period during the floating interest rate period and the CMS reference index strike, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates and the CMS reference index, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

March 2017	Page 3

Morgan Stanley Finance LLC

Fixed to Floating Rate Callable Notes due 2037

Leveraged CMS Curve Linked Notes

Additional Provisions

CMS Reference Index

What are the 30-Year and 2-Year ICE Swap Rates?

The 30-Year ICE Swap Rate (which we refer to as “30CMS”) is, on any U.S. government securities business day, the fixed rate of interest payable on an interest rate swap with a 30-year maturity as reported on Reuters Page ICESWAP1 or any successor page thereto at approximately 11:00 a.m. New York City time for such day. This rate is one of the market-accepted indicators of longer-term interest rates.

The 2-Year ICE Swap Rate (which we refer to as “2CMS”) is, on any U.S. government securities business day, the fixed rate of interest payable on an interest rate swap with a 2-year maturity as reported on Reuters Page ICESWAP1 or any successor page thereto at approximately 11:00 a.m. New York City time for such day. This rate is one of the market-accepted indicators of shorter-term interest rates.

The rates reported on Reuters Page “ICESWAP1” (or any successor page thereto) are calculated by ICE Benchmark Administration Limited based on tradeable quotes for the related interest rate swaps of the relevant tenor that are sourced from electronic trading venues.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions

If 30CMS or 2CMS is not displayed by approximately 11:00 a.m. New York City time on the Reuters Screen ICESWAP1 Page on any day on which the level of the CMS reference index must be determined, any such affected rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 2 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD LIBOR with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

March 2017	Page 4

Morgan Stanley Finance LLC

Fixed to Floating Rate Callable Notes due 2037

Leveraged CMS Curve Linked Notes

How the Notes Work

How to calculate the interest payments during the floating interest rate period:

The table below presents examples of hypothetical interest that would accrue on the notes during any quarter in the floating interest rate period. The examples below are for purposes of illustration only. The examples of the hypothetical floating interest rate that would accrue on the notes are based on both the level of the CMS reference index level on the applicable CMS reference determination date and the CMS reference strike.

The actual interest payment amounts during the floating interest rate period will depend on the actual level of the CMS reference index on each CMS reference determination date. The applicable interest rate for each quarterly interest payment period will be determined on a per-annum basis but will apply only to that interest payment period. Among other things, whether or not you would receive interest at the hypothetical interest rates below for any interest payment period during the floating interest rate period would depend on whether or not we determine to exercise our redemption right prior to the interest payment period in which such interest rates would take effect. The table assumes that the interest payment period contains 90 calendar days. The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

CMS Reference Index	8 times CMS Reference Index*	Hypothetical Quarterly Interest Payment
-1.300%	0.00%	$0.00
-1.200%	0.00%	$0.00
-1.100%	0.00%	$0.00
-1.000%	0.00%	$0.00
-0.900%	0.00%	$0.00
-0.800%	0.00%	$0.00
-0.700%	0.00%	$0.00
-0.600%	0.00%	$0.00
-0.500%	0.00%	$0.00
-0.400%	0.00%	$0.00
-0.300%	0.00%	$0.00
-0.200%	0.00%	$0.00
-0.100%	0.00%	$0.00
0.000%	0.00%	$0.00
0.100%	0.80%	$2.00
0.200%	1.60%	$4.00
0.300%	2.40%	$6.00
0.400%	3.20%	$8.00
0.500%	4.00%	$10.00
0.600%	4.80%	$12.00
0.700%	5.60%	$14.00
0.800%	6.40%	$16.00
0.900%	7.20%	$18.00
1.000%	8.00%	$20.00
1.100%	8.80%	$22.00
1.200%	9.60%	$24.00
1.250%	10.00%	$25.00
1.350%	10.00%	$25.00
1.450%	10.00%	$25.00
1.550%	10.00%	$25.00
1.650%	10.00%	$25.00
1.750%	10.00%	$25.00

* Subject to the minimum interest rate of 0.00% and the maximum interest rate of 10.00%.

If, on any CMS reference determination date, the CMS reference index level is equal to or less than 0.00%, interest will accrue at a rate of 0.00% for that interest payment period.

March 2017	Page 5

Morgan Stanley Finance LLC

Fixed to Floating Rate Callable Notes due 2037

Leveraged CMS Curve Linked Notes

Historical Information

The CMS Reference Index

The following graph sets forth the historical difference between the 30-Year ICE Swap Rate and the 2-Year ICE Swap Rate for the period from January 1, 2002 to March 21, 2017 (the “historical period”). The historical difference between the 30-Year ICE Swap Rate and the 2-Year ICE Swap Rate should not be taken as an indication of the future performance of the CMS reference index. The graph below does not reflect the return the notes would have yielded during the period presented because it does not take into account the leverage factor or our redemption right. We cannot give you any assurance that the level of the CMS reference index will be positive on any CMS reference determination date. We obtained the information in the graph below, without independent verification, from Bloomberg Financial Markets (“USSW30 Curncy” and “USSW2 Curncy”), which closely parallel but are not necessarily exactly the same as the Reuters Page price sources used to determine the level of the CMS reference index.

* The bold line in the graph indicates the CMS reference index strike of 0.00%.

The historical performance shown above is not indicative of future performance. The CMS reference index level may be negative on one or more specific CMS reference determination dates during the floating interest rate period even if the level of the CMS reference index is generally positive and, moreover, the level of the CMS reference index has in the past been, and may in the future be, negative.

If the level of the CMS reference index is negative on any CMS reference determination date during the floating interest rate period, you will not receive any interest for the related interest payment period.

In addition, whether you receive any interest payments on or after March 24, 2018 depends on whether we elect to exercise our redemption right. It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the level of the reference index is positive and results in an amount of interest payable on the notes that is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you will receive no further interest payments on the redeemed notes or benefit from the leverage factor and may have to re-invest the proceeds in a lower interest rate environment. See “Risk Factors—The Notes Have Early Redemption Risk” on page 7.

March 2017	Page 6

Morgan Stanley Finance LLC

Fixed to Floating Rate Callable Notes due 2037

Leveraged CMS Curve Linked Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the Leveraged CMS Curve Linked Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 2CMS and other events that are difficult to predict and beyond our control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪	The Notes Have Early Redemption Risk. The issuer retains the option to redeem the notes, in whole but not in part, on any redemption date, beginning on March 24, 2018, on at least 5 business days’ prior notice. It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the level of the reference index is positive and results in an amount of interest payable on the notes that is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you will receive no further interest payments on the redeemed notes or benefit from the leverage factor and may have to re-invest the proceeds in a lower interest rate environment.

▪	The Amount Of Interest Payable On The Notes Is Uncertain And Could Be Zero. During the floating interest rate period, the amount of interest payable on the notes in any interest payment period will be dependent on whether and the extent to which 30CMS is greater than 2CMS on the related interest determination date. If 2CMS is greater than or equal to 30CMS on any interest determination date, the rate of interest payable for the related interest payment period will be 0.00%. As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity. The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time. In addition, to the extent that the level of the CMS reference index is less than the CMS reference index strike on the applicable CMS reference determination date, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you are able to sell your notes at such time.

▪	The Amount Of Interest Payable On The Notes In Any Quarter Is Capped. The interest rate on the notes for each quarterly interest payment period during the floating interest rate period is capped for that quarter at the maximum interest rate of 10.00% per annum, and, due to the leverage factor, you will not get the benefit of any increase in the CMS reference index level above a level of approximately 1.25% on any CMS reference determination date. Therefore, the maximum quarterly interest payment you can receive during the floating interest rate period will be $25.00 for each $1,000 stated principal amount of notes. Accordingly, you could receive less than 10.00% per annum interest for any given full year in the floating interest rate period even when the CMS reference index level is much greater than 1.25% on the CMS reference determination date for one quarterly interest payment period during that year if the CMS reference index level on the CMS reference determination date with respect to any other quarter is below 1.25%.

▪	The Historical Performance Of 30CMS And 2CMS Is Not An Indication Of Their Future Performance. The historical performance of 30CMS and 2CMS should not be taken as an indication of their future performance during the term of the notes. Changes in the levels of 30CMS and 2CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the CMS reference index level will be positive on any CMS reference determination date (including greater than the CMS reference index strike) during the floating interest rate period. Furthermore, the historical performance of the CMS reference index does not reflect the return the notes would have had because they do not take into account each other’s performance, the leverage factor, the maximum interest rate or the CMS reference index strike.

▪	Investors Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings And Credit Spreads May Adversely Affect The Market Value Of The Notes. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity and therefore investors are subject to our credit risk. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

March 2017	Page 7

Morgan Stanley Finance LLC

Fixed to Floating Rate Callable Notes due 2037

Leveraged CMS Curve Linked Notes

▪	As A Finance Subsidiary, MSFL Has No Independent Operations And Will Have No Independent Assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

▪	The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased. Some of these factors include, but are not limited to: (i) changes in the level of 30CMS and 2CMS, (ii) volatility of 30CMS and 2CMS, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the notes. Primarily, if the level of the CMS reference index is less than the CMS reference index strike during the floating interest rate period, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you sell your notes at such time.

▪	The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us. Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than The Original Issue Price And Will Adversely Affect Secondary Market Prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

▪	The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

▪	The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if

March 2017	Page 8

Morgan Stanley Finance LLC

Fixed to Floating Rate Callable Notes due 2037

Leveraged CMS Curve Linked Notes

any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

▪	Morgan Stanley & Co. LLC, Which Is A Subsidiary Of Morgan Stanley And An Affiliate of MSFL, Has Determined The Estimated Value On The Pricing Date. MS & Co. has determined the estimated value of the notes on the pricing date.

▪	Our Affiliates May Publish Research That Could Affect The Market Value Of The Notes. They Also Expect To Hedge The Issuer’s Obligations Under The Notes. One or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the CMS reference index specifically. This research is modified from time to time without notice to you and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, our affiliates expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪	The Calculation Agent, Which Is A Subsidiary Of Morgan Stanley And An Affiliate Of MSFL, Will Make Determinations With Respect To The Notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors. Moreover, certain determinations made by the calculation agent may require it to exercise discretion and make subjective judgments. These potentially subjective determinations, including with respect to the CMS reference index, may adversely affect the payout to you on the notes. For further information regarding these types of determinations, see “Additional Provisions―Reference Rate” and related definitions above.

March 2017	Page 9

Morgan Stanley Finance LLC

Fixed to Floating Rate Callable Notes due 2037

Leveraged CMS Curve Linked Notes

Use of Proceeds and Hedging

The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the notes borne by you and described on page 3 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on March 24, 2017, which will be the third scheduled business day following the date of the pricing of the notes.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) and their financial advisors, of up to $25 per note depending on market conditions. The agent may distribute the notes through Morgan Stanley Wealth Management, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is an affilitate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by MSFL, authenticated by the trustee pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of MSFL and the related guarantee will be a valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 16, 2016, which is Exhibit 5-a to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed by Morgan Stanley on February 16, 2016.

March 2017	Page 10

Morgan Stanley Finance LLC

Fixed to Floating Rate Callable Notes due 2037

Leveraged CMS Curve Linked Notes

Tax Considerations

As discussed in the final pricing supplement, whether the notes should be treated as “contingent payment debt instruments” or “variable rate debt instruments” depends, among other things, upon the facts at the time of issuance of the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, based on market conditions on the date of issuance, the notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Floating Rate Notes.”

If you are a non-U.S. investor, please read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Considerations,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

March 2017	Page 11

Morgan Stanley Finance LLC

Fixed to Floating Rate Callable Notes due 2037

Leveraged CMS Curve Linked Notes

Where You Can Find More Information

MSFL and Morgan Stanley have filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MSFL or Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated February 16, 2016

Prospectus dated February 16, 2016

Terms used but not defined in this pricing supplement are defined in the prospectus supplement or in the prospectus.

March 2017	Page 12